ConAgra Foods, Inc.
One ConAgra Drive
Omaha, NE 68102
March 30, 2009
VIA EDGAR AND FACSIMILE
Mr. Douglas Brown
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Re:	ConAgra Foods, Inc.
Request for Acceleration of Effectiveness of Registration Statement on Form S-3
Registration Statement No. 333-155665
Filed November 25, 2008
Dear Mr. Brown:
ConAgra Foods, Inc. (“ConAgra Foods”) hereby requests acceleration of the effectiveness of Registration Statement No. 333-155665 filed on November 25, 2008 (the “Registration Statement”) so that the Registration Statement will become effective on Thursday, April 2, 2009 at 10:00 A.M. Eastern Time or as soon thereafter as practicable.
The Registrant acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at 402-595-4583 with questions or comments on this response letter.
Sincerely,

/s/ Colleen Batcheler
Colleen Batcheler
Senior Vice President, General Counsel and Corporate Secretary